SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)
TERREMARK WORLDWIDE, INC.

(Name of Subject Company)
TERREMARK WORLDWIDE, INC.

(Name of Persons Filing Statement)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
881448203

(CUSIP Number of Class of Securities)
Adam T. Smith
Chief Legal Officer
Terremark Worldwide, Inc.
One Biscayne Tower
2 South Biscayne Boulevard, Suite 2800
Miami, Florida 33131
(305) 961-3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)
Copies of communications to:

Jaret L. Davis, Esq. Greenberg Traurig, P.A. 333 Avenue of the Americas Miami, Florida 33131 (305) 579-0500	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Recommendation Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by Terremark Worldwide, Inc., a Delaware corporation (“Terremark”), on February 11, 2011 and amended on February 15, 2011 . The Recommendation Statement relates to the cash tender offer by Verizon Holdings Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Verizon Corporation Inc., a Delaware corporation (“Parent”), described in Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the SEC on February 10, 2011 as amended on the date hereof.
     Except as set forth below, the information set forth in the Recommendation Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.
     Item 8, “Additional Information” is hereby amended and supplemented by deleting the two paragraphs set forth under the heading “Additional Information—Litigation” and replacing them in their entirety with the following two paragraphs containing updated information:
     Eight putative class action lawsuits have been filed in connection with the Offer and the Merger: (i) Schaefer v. Terremark Worldwide, Inc., et al. (Case No. 11-03279-CA-32), filed on January 31, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (ii) Stackewicz v. Terremark Worldwide, Inc., et al. (Case No. 11-03106-CA-40), filed on January 28, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iii) Jiannaras v. Terremark Worldwide, Inc., et al. (Case No. 11-03471-CA-40), filed on February 2, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (iv) Hogan v. Terremark Worldwide, Inc., et al. (Case No. 1:11-cv-20369), filed on February 2, 2011 in the United States District Court, Southern District of Florida, Miami Division; (v) Minneapolis Firefighters’ Relief Association v. Guillermo Amore, et al. (Case No. 6175-VCN), filed on February 7, 2011 in the Court of Chancery of the State of Delaware; (vi) Trejo v. Terremark Worldwide, Inc., et al. (Case No. 11-04668-CA-3), filed on February 11, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida; (vii) Adams v. Guillermo Amore, et al. (Case No. 11-04838-CA-13), filed on February 14, 2011, in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida and (viii) Abril v. Manuel Medina, et al. (Case No. 1:11-CV-20555); filed on February 18, 2011 in the United States District Court, Southern District of Florida, Miami Division.
     All of the complaints except for the Minneapolis Firefighters’ Relief Association complaint name the Company, the members of the Board of Directors, Parent and Merger Sub as defendants. The Minneapolis Firefighters’ Relief Association suit names the members of the Board of Directors, Parent and Merger Sub, but not the Company, as defendants. The Adams suit names the Company, the members of the Board of Directors, Parent, Merger Sub, and Credit Suisse as defendants. All eight lawsuits are brought by purported stockholders, both individually and on behalf of a putative class of stockholders, alleging that the Board breached its fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize stockholder value, and that the Company (as applicable), Parent, and Merger Sub aided and abetted the alleged breaches. The Adams and Abril complaints allege that our Solicitation/Recommendation Statement on Schedule 14D-9 failed to disclose certain material information to our stockholders. All eight lawsuits seek equitable relief, including, among other things, to enjoin consummation of the Offer and the Merger and an award of all costs, including reasonable attorneys’ fees. The Schaefer, Stackewicz, Jiannaras, Hogan and Adams complaints also seek rescission of the Merger Agreement and/or the proposed transaction. The Hogan, Minneapolis Firefighters’ Relief Association and Abril complaints additionally seek compensatory and/or recissory damages. The Delaware Court has scheduled a hearing on the Delaware plaintiff’s application for a preliminary injunction to enjoin consummation of the transaction for Wednesday, March 2, 2011. We believe that these lawsuits are without merit and intend to vigorously defend against them; however, there can be no assurance that we will be successful in our defense.

     Item 8, “Additional Information” is hereby amended and supplemented by inserting the following paragraph and table immediately following the table set forth under the heading “Additional Information—Projected Financial Information.”
     Reconciliation of EBITDA to Net Income (loss)
     The projected financial information set forth in this Recommendation Statement includes projections of the Company’s EBITDA. The Company defines EBITDA as net income (loss) before interest, taxes, depreciation and amortization. EBITDA is not a financial measurement prepared in accordance with GAAP, and EBITDA should not be considered a substitute for net income (loss) or any other measure derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income (loss) and may vary among companies, EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income (loss), a financial measurement prepared in accordance with GAAP, is set forth below. This reconciliation is included in this document pursuant to SEC rules.

	Year Ending December 31,
	2011P	2012P	2013P	2014P	2015P
	(Dollars in Millions)
EBITDA	$125	$175	$224	$266	$304
Depreciation and Amortization	(63)	(72)	(78)	(86)	(92)
Net Interest Income / (Expense)	(70)	(72)	(71)	(68)	(68)
Taxes	(3)	(3)	(3)	(3)	(3)

Net Income (loss)	$(11)	$28	$72	$109	$141

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2011	TERREMARK WORLDWIDE, INC.
	By:	/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer